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                           September 27, 2023

       Daniel Dom  nguez
       Chief Financial Officer
       Buenaventura Mining Company Inc.
       Las Begonias 415 Floor 19
       San Isidro, Lima 27, Peru

                                                        Re: Buenaventura Mining
Company Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 11, 2023
                                                            File No. 001-14370

       Dear Daniel Dom  nguez:

              We have reviewed your September 11, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 25, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Information on the Company, page 28

   1. We note your response to prior comment 2 and reissue the comment as it does not appear that each of the items
identified in our prior comment is addressed in your response.
                                                        Please provide us with
your analysis of the indirect consequences of climate-related regulation or business
trends, including each of the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
                                                            increased demand
for goods that result in lower emissions than competing products;
                                                            increased
competition to develop innovative new products that result in lower emissions;
 Daniel Dom  nguez
Buenaventura Mining Company Inc.
September 27, 2023
Page 2
               increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
         Please ensure your response explains how you assessed each potential indirect consequence and how you concluded on materiality for the items for which disclosure was not deemed necessary.
2. We note your response to prior comment 3 and reissue it in part. Please discuss in greater detail the physical effects of climate change on your operations and results and how you considered providing disclosure regarding:
             the potential impact of UV radiation;
             the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             decreased agricultural production capacity in areas affected by drought or other weather related changes.
         In addition, quantify weather-related damages to your property or operations and the cost of insurance. Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 20-F and explain whether changes are expected in future periods.
3. We note your response to prior comment 4 and reissue it in part. Please tell us whether you expect to purchase carbon credits or offsets in future periods.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



FirstName LastNameDaniel Dom  nguez                            Sincerely,
Comapany NameBuenaventura Mining Company Inc.
                                                              Division of
Corporation Finance
September 27, 2023 Page 2                                     Office of Energy
& Transportation
FirstName LastName